SEAC II Corp.

955 Fifth Avenue

New York, New York 10075

April 15, 2024

VIA EDGAR

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SEAC II Corp.
Amendment No. 5 to Registration Statement on Form S-4
Filed April 12, 2024
File No. 333-276414

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, SEAC II Corp. hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-4, as amended (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective at, 4:00 p.m., prevailing Eastern Time, on April 16, 2024, or as soon as practicable thereafter.

Please contact Joel Rubinstein (email: joel.rubinstein@whitecase.com or telephone: (212) 819-7642) or Jonathan Rochwarger (email: jonathan.rochwarger@whitecase.com or telephone: (212) 819-7643) of White & Case LLP with any questions and please notify one or more of them when this request for acceleration has been granted.

[Signature Page Follows]

Sincerely,

By:	/s/ Eli Baker
Name:	Eli Baker
Title:	Chief Executive Officer

cc:	Joel Rubinstein, White & Case LLP
Jonathan Rochwarger, White & Case LLP